SE 08032352 MISSION

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-48588

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Partners, Ltd.

SEC Mail Processing Section
JUN 09 2008
Washington, DC
111

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
455 South Gulph Road
(No. and Street)

King of Prussia (City) Pennsylvania (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin B. Norris 610-337-7640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin B. Norris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Partners, Ltd., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
RICHARD B. SEIDEL, Notary Public
Upper Merion Twp. Montgomery County
My Commission Expires April 23, 2009

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIRARD PARTNERS, LTD.
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

A Reconciliation Including Appropriate Explanation
of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3
December 31, 2007

The Company is exempt from rule 15c3-3 and falls under the provisions of rule 15c3-3(k)(2)(i).

APR 3 0 2008

FINRA
Financial Industry Regulatory Authority

April 29, 2008

BY CERTIFIED MAIL #7160 3901 9845 2584 1663

Mr. Richard B. Seidel
Girard Partners Ltd
455 South Gulph Road, Suite 235
King of Prussia, PA 19406

SEC Mail Processing
Section

JUN 0 9 2008

Washington, DC
111

Dear Mr. Seidel:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that the audit report claims the (k)(2)(i) exemption to SEC Rule 15c3-3; however, it inaccurately states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 13, 2008. Questions may be addressed to John P. Lipenta, Regulatory Coordinator, at (215) 963-2604.

Sincerely,

Steve C. Kach
Examination Manager

SCK/cm

Enclosure: Form X-17A-5 Part III Facing Page

cc: Ms. Eleanor Sabalbaro
FINRA
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

END